EXHIBIT 4.1

ERICSSON INC. STOCK PURCHASE PLAN

The purpose of the Ericsson Inc. Stock Purchase Plan is to provide eligible employees of the United States affiliates of LM Ericsson Telephone Company; Ericsson Inc. and its subsidiaries, an opportunity to purchase American Depository Receipts representing Series B Common Stock in LM Ericsson Telephone Company. The Board of Directors of LM Ericsson Telephone Company believes that employee participation in stock ownership will be to the mutual benefit of the employees and the Employer.

ARTICLE I: DEFINITIONS

1.1 “Account” means the account(s) established and maintained for a Participant under this Plan.

1.2 “Administrator” means Citigroup, or such other third party administrator appointed by the Company to handle the day to day ministerial operations of this Plan.

1.3 “ADR” means an American Depository Receipt which represents ten shares of Stock.

1.4 “Alteration/Enrollment Period” means the first 15 days in May and November during the Contribution Period during which a Participant may alter (increase or decrease) his level of Contribution.

1.5 American Depository Receipt” means a type of security that represents a specific number of shares of Stock on deposit with a custodian bank. American Depository Receipts are traded on the United States NASDAQ stock exchange.

1.6 “Board of Directors” means the Board of Directors of LM Ericsson Telephone Company.

1.7 “Cause” means the termination of a Participant’s employment by the Company for:

(a)	any act or omission by a Participant constituting fraud, embezzlement or misappropriation of funds under the laws of any State or the United States of America;

(b)	conviction of, or a plea of nolo contendere by, a Participant to a felony or other crime involving moral turpitude;

(c)	any breach of fiduciary duty owed by a Participant to Company;

(d)	the willful or reckless failure by a Participant to adhere to Company policies or the willful or reckless engaging by a Participant in misconduct which causes, or potentially causes, a material monetary injury or other material harm to the Company; or

(e)	the negligent performance by a Participant to substantially perform material stated duties of his position with the Company (but only after receiving written notice thereof and being given a reasonable period, not less than thirty (30) days, to cure said performance by taking such reasonable corrective action as shall be reasonably within his power at the time of reference).

1.8 “Code” means the Internal Revenue Code of 1986, as amended. References to specific sections of the Code shall be taken to be references to corresponding sections of any successor statute.

1.9 “Company” means LM Ericsson Telephone Company, and all of its subsidiaries or affiliates.

1.10 “Compensation” means a Participant’s gross base wages before giving effect to any compensation reductions made in connection with plans described in sections 401(k) or 125 of the Code. For purposes of this Plan, Compensation does not include overtime pay, commissions, cash bonuses, premium pay and/or shift differential amounts.

1.11 “Contribution” means the amount each Participant has elected to contribute in the form of an after-tax deduction from his Compensation pursuant to the provisions of Section 3.1 for the purchase of ADRs.

1.12 ‘“Contribution Account” means the Account of a Participant which is credited with such Participant’s Contributions.

1.13 “Contribution Period” means, generally, the twelve (12) month period beginning August 1, 2005 and ending July 31, 2006 during which Contributions can be made to this Plan. The Contribution Period may be shorter than twelve (12) months as described below:

(a)	In the event that the aggregate Contributions made to this Plan exceed the amount needed to purchase all ADRs reserved by the Company, as identified in Section 4.1, the Contribution Period may be suspended until additional ADRs are allocated for use by this Plan.

(b)	The Contribution Period may be shortened or suspended as determined by the Local Plan Administrator, in its sole discretion.

1.14 “Contribution Share” means the ADRs purchased with a Participant’s Contributions.

1.15 “Disability” means a disability as determined pursuant to the terms of the Employer’s long term disability plan.

1.16 “Dividend Share” means the ADRs purchased by this Plan, and allocated to a Participant’s Share Account, using a cash dividend paid on any ADR held in such Participant’s Share Account. Dividend Share may also refer to any in-kind dividends awarded to a Participant’s Share Account.

1.17 “Effective Date” shall mean August 1, 2005.

1.18 “Eligible Employee” means each employee of the Employer who performs thirty (30) hours of service a week. “Eligible Employee” does not mean any Employees who are employed for “Freelance Long-Term Assignments,” as that term is defined by the Employer.

1.19 “Employee” means any person employed by the Employer.

1.20 “Employer” means Ericsson Inc., and any of its Subsidiaries located in the United States.

1.21 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and as the same may hereafter be amended.

1.22 “Initial Enrollment Period” means the period beginning June 20, 2005 and ending July 7, 2005 (or such other later date as extended by the Local Plan Administrator in its sole discretion) during which Eligible Employees may enroll in this Plan for the entire Contribution Period.

1.23 “Investment Date” means each quarterly date, or first possible trading date thereafter, beginning November 15, 2005 on which Participant Contributions are invested in Contribution Shares as described in Section 4.1.

1.24 “Leave of Absence” means an absence from the active employment of the Employer by reason of an approved absence granted by the Employer on the basis of a uniform policy applied to each employee without discrimination. Such a Leave of Absence will not constitute a termination of employment, provided the Employee returns to the active employment of the Employer at or prior to the expiration of his leave, or if not specified therein, within the period of time which accords with the Employer’s policy with respect to permitted absences. Notwithstanding the foregoing provisions of this Section, absence from the active service of the Employer because of military service will be considered a Leave of Absence granted by the Employer and will not terminate the employment of an Employee if he returns to the active employment of the Employer within the period of time during which he has reemployment rights under any applicable Federal law or within sixty (60) days from and after discharge or separation from such military service if no Federal law is applicable. However, no provision of this Section or of the remainder of this Plan shall require reemployment of any Employee whose active service with the Employer was terminated by reason of military service.

1.25 “Local Plan Administrator” means the individual or individuals appointed by the Company to administer this Plan, as provided in Section 8.5.

1.26 “Market Value” means the last price for the ADRs as reported on the NASDAQ. If there was no such price reported for the date of reference, “Market Value” means the last reported price for the ADR on the day next preceding the date of reference for which such price was reported.

1.27 “Matching Contribution” means a transfer to a Participant of one whole ADR or fractional portion of an ADR for each Contribution Share or fraction of a Contribution Share held by such Participant in his Share Account.

1.28 “Matching Date” means the date on which a Matching Contribution is made to a Participant. The Matching Date for each Contribution Share shall be the date that is three years after the Investment Date on which such Contribution Share was purchased.

1.29 “Matching Share” means an ADR (or fraction thereof) contributed to a Participant as a Matching Contribution and allocated to such Participant’s Share Account.

1.30 “New Hire” means any Eligible Employee who was hired by the Employer and is still within his sixty (60) day original entry period as described in Section 2.1(b).

1.31 “Participant” means each Eligible Employee who elects to participate in this Plan and completes a Stock Purchase Plan Participation Agreement and a Stock Purchase Plan Account Agreement.

1.32 “Plan” means the Ericsson Inc. Stock Purchase Plan, as set forth herein and as hereafter amended.

1.33 “Plan Year” means the twelve (12) month period beginning August 1 and ending the following July 31.

1.34 “Purchase Price” means the purchase price for ADRs purchased under this Plan, determined as set forth in Section 4.3.

1.35 “Retirement” means the Participant’s termination of employment: (i) on or after reaching his Retirement date as defined in the Retirement Plan for Employees of Ericsson Inc. (“Retirement Plan”) in which he is participating; and (ii) such Participant’s commencement of distributions from the Retirement Plan.

1.36 “Share Account” means the Account of a Participant which is credited with his Contribution Shares, his Dividend Shares, and his Matching Shares.

1.37 “Stock” means the Series B Common Stock of the Company.

1.38 “Stock Purchase Plan Account Agreement” means the agreement entered into by the Participant with the Administrator to establish the Participant’s Account with such Administrator.

1.39 “Stock Purchase Plan Participation Agreement” means the instrument prescribed by the Local Plan Administrator pursuant to which an Eligible Employee may enroll as a Participant and subscribe for the purchase of ADRs on the terms and conditions offered by the

Employer. The Stock Purchase Plan Participation Agreement is intended to evidence the Employer’s offer of an option to the Eligible Employee to purchase ADRs on the terms and conditions set forth therein and herein.

1.40 “Stop Contribution Form” means the form filed with the Local Plan Administrator to cease Contributions under this Plan pursuant to Section 3.3(b).

1.41	“Subsidiary” means any present or future corporation which (i) constitutes a “subsidiary corporation” of the Employer as that term is defined in section 424 of the Code and (ii) is designated as a participating entity in this Plan by the Local Plan Administrator [and has adopted this Plan]. Unless the Local Plan Administrator specifically designates otherwise, a Canadian or other foreign subsidiary shall not be considered a Subsidiary for purposes of this Plan, and employees of such a subsidiary shall not be Eligible Employees.

ARTICLE II: ADMISSION TO PARTICIPATION

2.1 Initial Participation.

(a)	Effective Date. All Eligible Employees may elect to participate in this Plan and may become a Participant on the Effective Date by executing and filing with the Local Plan Administrator a Stock Purchase Plan Participation Agreement and by executing and filing with the Administrator a Stock Purchase Plan Account Agreement, during the Initial Enrollment Period. Both the Stock Purchase Plan Participation Agreement and the Stock Purchase Plan Account Agreement shall remain in effect until: (i) the Participant has a discontinuance of participation under Section 2.3, (ii) the Participant changes his Stock Purchase Plan Participant Agreement under Section 3.3; or (iii) the occurrence of an event described in Section 5.2.

(b)	New Hires. Each New Hire may elect to participate in this Plan and may become a Participant in this Plan by executing and filing with the Local Plan Administrator a Stock Purchase Plan Participation Agreement and by executing and filing with the Administrator a Stock Purchase Plan Account Agreement, within sixty (60) days of his hire date. Notwithstanding the above, any New Hire who is hired on or after the date that is two months prior to the beginning of an Alteration/Enrollment Period must wait until such an Alteration/Enrollment Period to enroll in this Plan as a Participant. The Stock Purchase Plan Participation Agreement shall remain in effect until: (i) the Participant has a discontinuance of participation under Section 2.3, (ii) the Participant changes his Stock Purchase Plan Participant Agreement under Section 3.3; or (iii) the occurrence of an event described in Section 5.2. Any New Hire who does not elect to become a Participant and/or complete a Stock Purchase Plan Participation Agreement within sixty (60) days of his hire date may enroll as an Eligible Employee under Section 2.2.

2.2 Participation – After Initial Enrollment Period. An Eligible Employee, who has not otherwise become a Participant pursuant to Section 2.1(a), may elect to participate in this Plan and become a Participant during any Alteration/Enrollment Period, by both executing and filing with the Local Plan Administrator a Stock Purchase Plan Participation Agreement and executing and filing with the Administrator a Stock Purchase Plan Account Agreement, at such time in advance of, or during, the Alteration/Enrollment Period as the Local Plan Administrator shall prescribe. The Stock Purchase Plan Participation Agreement shall remain in effect until: (i) the Participant has a discontinuance of participation under Section 2.3, (ii) the Participant changes his Stock Purchase Plan Participant Agreement under Section 3.3; or (iii) the occurrence of an event described in Section 5.2.

2.3 Discontinuance of Participation.

(a)	Voluntary Discontinuance.

(i)	A Participant may voluntarily cease his participation in this Plan and stop payroll deductions at any time by filing a Stop Contribution Form at such time in advance of the Investment Date as the Local Plan Administrator shall prescribe. However, Stop Contribution Forms received after the date that is one week prior to the last day of the month before a scheduled Investment Date, shall be effective as soon as administratively practicable following such Investment Date.

(ii)	At the direction of the Local Plan Administrator, the Administrator will refund any funds remaining in the Participant’s Contribution Account after he has discontinued his participation pursuant to this Section 2.3(a) in a lump sum distribution. Notwithstanding the above, if a Participant ceases to be an Eligible Employee on any date between the date that is one week prior to an Investment Date and the Investment Date, any amounts held in such Participant’s Contribution Account will be used to purchase ADRs on the Investment Date but such ADRs will not be eligible for Matching Contributions. Any amounts remaining in his Contribution Account after such ADRs are purchased, will at the direction of the Local Plan Administrator, be refunded by the Administrator in a lump sum distribution.

(b)	Leave of Absence. A Participant who is on a Leave of Absence may continue to participate in this Plan so long as he continues to receive a paycheck from the Employer from which his Contributions may be deducted. If, during his Leave of Absence, the Participant does not receive a paycheck [or does not receive a paycheck sufficient to cover his election Contribution for that payroll period] or, if at some point during his Leave of Absence, he stops receiving a paycheck, such Participant will have a temporary break in participation which will result in no further Contributions being made to this Plan. Such Participant may again re-enroll under Section 2.4 upon his return to employment with the Employer.

(c)	In-Eligible Employee. If a Participant ceases to be an Eligible Employee, his participation shall automatically cease, and no further purchase of ADRs shall be made for the Participant. At the direction of the Local Plan Administrator, the Administrator will refund any funds remaining in the Participant’s Contribution Account after he has discontinued his participation pursuant to this Section 2.3(c) in a lump sum distribution. Notwithstanding the above, if a Participant ceases to be an Eligible Employee on any date that between the date that is one week prior to an Investment Date and the Investment Date, any amounts held in such

Participant’s Contribution Account will be used to purchase ADRs on the Investment Date but such ADRs will not be eligible for Matching Contributions. Any amounts remaining in his Contribution Account after such ADRs are purchased, will at the direction of the Local Plan Administrator, be refunded by the Administrator in a lump sum distribution.

2.4 Readmission to Participation. Any Eligible Employee who has discontinued participation, for any reason, may again become a Participant by executing and filing with the Local Plan Administrator a new Stock Purchase Plan Participation Agreement and a new Stock Purchase Plan Account Agreement (if necessary) with the Administrator. Reinstatement to Participant status shall be effective as of the next Alteration/Enrollment Period, provided the Participant files a new Stock Purchase Plan Participation Agreement with the Local Plan Administrator, and a new Stock Purchase Plan Account Agreement with the Administrator, at such time in advance of, or during, the Alteration/Enrollment Period as the Local Plan Administrator shall prescribe.

ARTICLE III: CONTRIBUTIONS

3.1 Participant Contributions. Each Participant shall authorize payroll deductions from his Compensation for the purpose of funding the purchase of ADRs pursuant to his Stock Purchase Plan Participation Agreement. Participants enrolling in this Plan pursuant to Section 2.1 may file their initial Stock Purchase Plan Participation Agreement with respect to the amount of Contributions at any time during the Initial Enrollment Period. In the Stock Purchase Plan Participation Agreement, each Participant shall authorize an after-tax payroll deduction from each payment of Compensation during the Contribution Period. The first Contribution will be deducted from paychecks received for the payroll period beginning August 1, 2005. All Participant Contributions shall be credited to such Participant’s Contribution Account under this Plan.

3.2 Contribution Limits.

(a)	Each Participant may elect to make a Contribution in an amount which shall be not less than one percent (1%) or more than seven and one-half percent (7 1/2%) of his Compensation, as calculated for the Contribution Period.

(b)	Any Employee who becomes a Participant after the first day of a Contribution Period will have his maximum Contribution for such Contribution Period determined by a fraction, the numerator of which is seven and one-half percent (7 1/2%) of the Participant’s Compensation which would be earned during the Contribution Period as determined based on his Compensation at the time of his enrollment in this Plan times the number of months left in the Contribution Period, and the denominator of which is the total number of months in the Contribution Period.

(c)	Each Participant’s Contribution may be stopped or reduced by the Local Plan Administrator if the aggregate Contributions made under this Plan equal an amount that exceeds the ADRs reserved by the Local Plan Administrator for purchase under Section 4.1. The Contribution limits may be reduced (temporarily or permanently) and the Local Plan Administrator may direct the Administrator to refund Contributions already made (but not yet invested in Contribution Shares), entirely or partially (to the extent such Contributions cannot be used for investing in Contribution Shares), to the Participant in a single lump sum distribution.

Unless determined otherwise by the Local Plan Administrator, for purposes of this Section 3.2, the Contribution Period shall be twelve (12) months long.

3.3 Change of Election.

(a)	Change in Contribution Percentage. A Participant may change the percentage of his Contribution election to any permissible level during any Alteration/Enrollment Period by filing a new Stock Purchase Plan Participation Agreement with the Local Plan Administrator in such form and at such time in advance of, or during, the Alteration/Enrollment Period during which the change is to be effective as the Local Plan Administrator shall prescribe.

(b)	Cessation of Contributions. A Participant may stop his Contribution election at any time by filing a Stop Contribution Form at such time in advance of the Investment Date as the Local Plan Administrator shall prescribe. However, no Stop Contribution Form will be accepted after the date that is one week prior to the last day of the month before a scheduled Investment Date through such Investment Date. Any Participant who files a Stop Contribution Form pursuant to this Section 3.3 may again begin making Contributions by filing with the Local Plan Administrator a new Stock Purchase Plan Participation Agreement and a new Stock Purchase Plan Account Agreement (if necessary) pursuant to Section 2.4.

3.4 Termination of Right to Make Contributions. The right to make any further Contributions during the Contribution Period will terminate upon the occurrence of any of the following events:

(a)	The Participant’s employment with the Company is terminated for any reason;

(b)	the Participant’s employment is either transferred to another entity within the Company or is terminated in connection with entering into new employment with another entity within the Company, but the Participant does not agree to accept the Local Stock Purchase Plan Conditions applied by the new employer or the new employer has not launched the Plan,

(c)	the Participant is granted leave of absence for reasons other than those stated in the Local Stock Purchase Plan Conditions as acceptable reasons for continued Contributions,

(d)	a termination of the Employee Share Purchase Account Agreement caused by the Participant, and

(e)	the Participant has committed a material breach of his/her obligations under the Stock Purchase Plan Participation Agreement and/or the Stock Purchase Plan Account Agreement.

ARTICLE IV: STOCK PURCHASE AND RESALE

4.1 Reservation of Shares. The Company has reserved Five Million (5,000,000) shares of Stock for issuance of ADRs under this Plan and other similar plans. To the extent ADRs are purchased by Participants in this Plan, such ADRs will be transferred to such Participant’s Share Account in the form of the appropriate number of ADRs, subject to adjustment in accordance with Section 4.02. Except as provided in Section 4.02, the aggregate number of ADRs that may be purchased under this Plan shall not exceed the number of ADRs needed to cover the shares of Stock reserved under this Plan.

4.2 Limitation on Shares Available. The maximum number of ADRs that may be purchased for each Participant on a Investment Date is the lesser of (a) the number of whole and fractional ADRs that can be purchased by applying the full balance of the Participant’s Contribution Account to the purchase of ADRs at the Purchase Price, or (b) if an insufficient number of shares of Stock remain under 4.1 to allow all Participants in this Plan and other similar plans to purchase the number of ADRs as determined under (a), the Participant’s proportionate part of the maximum number of ADRs available, as determined by the Local Plan Administrator in its sole discretion, under this Plan, as determined by the Local Plan Administrator pursuant to Section 4.1.

4.3 Purchase Price of Shares. The Purchase Price per ADR to be sold to Participants under this Plan shall be the Market Value of such ADR on the Investment Date.

4.4 Purchase.

(a)	On each Investment Date, unless directed otherwise by the Local Plan Administrator, the Administrator shall purchase, for each Participant who has a balance in his Contribution Account and is a Participant on such Investment Date, the largest number of whole ADRs and any fractional ADRs as can be purchased with the amounts held in such Participant’s Contribution Account. Each Participant’s Contribution Shares will be held in his Share Account.

(b)	Any amounts that are held in a Participant’s Contribution Account that remain after the purchase of ADRs on an Investment Date will continue to be held in the Participant’s Contribution Account, without interest, and applied on the Participant’s behalf to purchase ADRs on the next Investment Date. However, if such Participant terminates employment for reasons other than the events identified in Section 5.2(b), the Local Plan Administrator shall direct the Administrator to refund all amounts held in such Participant’s Contribution Account in a single lump sum distribution.

4.5 Payment for Stock. The Purchase Price for all ADRs purchased by a Participant under this Plan shall be paid out of the Participant’s Contribution Account.

4.6 Share Ownership; Issuance of Certificates.

(a)	The ADRs purchased by a Participant on a Investment Date shall, for all purposes, be deemed to have been issued or sold at the close of business on the Investment Date. Prior to that time, none of the rights or privileges of a shareholder of the Company shall inure to the Participant with respect to such ADRs. All the ADRs purchased under this Plan shall be delivered by the Company in a manner as determined by the Local Plan Administrator or the Administrator.

(b)	ADRs shall be delivered by issuing and delivering certificates for the number of ADRs purchased by Participants to the Administrator which shall be held in a separate Account maintained by the Administrator for each Participant reflecting such Participant’s ADRs.

4.7 Distribution of Shares or Resale of Stock.

(a)	A Participant may request a distribution of ADRs purchased for the Participant under this Plan or order the sale of such ADRs at any time by making a request in such form and at such time as the Local Plan Administrator shall prescribe.

(b)	If a Participant terminates his employment with the Employer or otherwise ceases to be an Eligible Employee, the Participant shall receive a distribution of his ADRs held in his Share Account, unless the Participant elects to have the ADRs sold in accordance with such procedures as the Local Plan Administrator shall prescribe.

(c)	If a Participant is to receive a distribution of ADRs, or if ADRs are to be sold, the distribution or sale shall be made in whole ADRs, with fractional ADRs paid in cash. Any brokerage commissions resulting from a sale of ADRs shall be deducted from amounts payable to the Participant.

For purposes of this Section 4.7, if a Participant decides to sell or transfer ADRs from his Share Account, such Participant will be deemed to have first sold or transferred ADRs that: (i) are not entitled to receive a Matching Contribution (i.e., Dividend Shares or Matching Shares), or (ii) are Contribution Shares for which a Matching Contribution has already been made. If a Participant wishes to sell or transfer ADRs from his Share Account in an amount that exceeds the number of ADRs described in (i) and (ii) above, then the additional ADRs so transferred and/or withdrawn shall be deemed to be those Contribution Shares acquired at the first possible Investment Date.

ARTICLE V: MATCHING CONTRIBUTIONS

5.1 Matching Contribution. Subject to Section 5.2, each Contribution Share held in a Participant’s Share Account will qualify for a Matching Contribution on the Matching Date associated with such Contribution Share. On each Matching Date (or the first possible bank day immediately subsequent to each Matching Date), unless otherwise directed by the Local Plan Administrator, the Administrator shall award one Matching Share for each Contribution Share that has been held in a Participant’s Share Account for three years after the Investment Date on which such Contribution Share was purchased, to the extent not previously matched hereunder. All Matching Shares awarded pursuant to this Section 5.1 will be allocated to a Participant’s Share Account. Regardless of any change of employment, Matching Contributions will still be made with respect to Contribution Shares held in a Participant’s Share Account in accordance with this Section 5.1 so long as:

(a)	the Participant’s employment is either transferred to another entity within the Company or is terminated in connection with entering into new employment with another entity within the Company, but the Participant does not agree to accept the Local Stock Purchase Plan Conditions applied by the new employer or the new employer has not launched the Plan; or

(b)	such Participant is granted a Leave of Absence.

5.2 Modification of the Matching Contributions.

(a)	No Matching Contributions will be made with respect to Contribution Shares held in a Participant’s Share Account if:

(i)	such Participant voluntarily terminates his employment with the Company;

(ii)	such Participant’s employment with the Company is terminated for Cause;

(iii)	such Participant revokes his consent to process personal data as described in his Stock Purchase Plan Participation Agreement;

(iv)	such Participant terminates his Stock Purchase Plan Account Agreement;

(v)	such Participant commits a material breach of his obligations under his Stock Purchase Plan Participation Agreement and/or his Stock Purchase Plan Account Agreement;

(vi)	such Participant transfers ownership of, or interest in, the Contribution Share(s), other than transfers made pursuant to Section 8.1, eligible for a Matching Contribution prior to such Contribution Share(s) Matching Date; or

(vii)	such Participant makes a withdrawal of the Contribution Share(s) eligible for a Matching Contribution prior to such Contribution Share(s) Matching Date.

For purposes of subsections (v), (vi), and (vii), if some but not all of the Contribution Shares held in a Participant’s Share Account are transferred and/or withdrawn, the Contribution Shares so transferred and/or withdrawn shall be deemed to be those Contribution Shares acquired at the first possible Investment Date.

(b)	Notwithstanding Section 5.2(a) above, a Participant’s Matching Date will be accelerated to occur within thirty (30) days of the occurrence of the following events:

(i)	such Participant’s employment with the Company terminates due to outsourcing, redundancy, or his being laid-off;

(ii)	such Participant’s employment is transferred to an entity that is not part of the Company;

(iii)	the entity where the Participant is employed ceases to be part of the Company;

(iv)	such Participant’s employment terminates due to Retirement, Disability, or death.

ARTICLE VI: DIVIDENDS

6.1 Dividend Contribution. Each Participant will be entitled to any dividends awarded with respect to shares of Stock represented by the ADRs held in his Share Account. Any cash dividend paid on shares of Stock represented by the ADRs held in a Participant’s Share Account will be reinvested in whole or fractional ADRs. Any Dividend Shares awarded to a Participant will be allocated to the Participant’s Share Account.

6.2 Eligibility for Matching. Dividend Shares shall not qualify for Matching and may be transferred from the Participant’s Share Account pursuant to Section 4.7 without affecting the Matching right of any other Contribution Shares held in such Participant’s Share Account.

ARTICLE VII: SPECIAL ADJUSTMENTS

7.1 Share Adjustments. Each Participant will be entitled to receive any additional ADRs issued as a result of either (i) a bonus issue; or (ii) a Stock split. Any such additional ADRs will be allocated to the Participant’s Share Account and will be treated as Contribution Shares for all purposes of this Plan, including being eligible for Matching Contributions. The Investment Date for any ADRs awarded pursuant to (i) or (ii) above shall be the date such ADRs are allocated to the Participant’s Share Account.

7.2 Shares Unavailable. If, on any Investment Date, the aggregate funds available for the purchase of Stock would purchase a number of shares in excess of the number of ADRs then available for purchase under this Plan, the following events shall occur:

(a)	The number of ADRs that would otherwise be purchased by each Participant shall be proportionately reduced on the Investment Date in order to eliminate such excess; and

(b)	The Plan shall automatically terminate immediately after the Investment Date as of which the supply of available shares is exhausted.

7.3 Anti-Dilution Provisions. The aggregate number of ADRs reserved for purchase under this Plan, as provided in Section 4.1 may be appropriately adjusted by the Local Plan Administrator to reflect any increase or decrease in the number of issued ADRs resulting from a subdivision or consolidation of shares or other capital adjustment, or the payment of a stock dividend, or other increase or decrease in such shares, if effected without receipt of consideration by the Company.

7.4 Effect of Certain Transactions. Subject to any required action by the shareholders, if the Company shall be the surviving corporation in any merger or consolidation, any offering hereunder shall pertain to and apply to the ADRs of the Company. However, in the event of a dissolution or liquidation of the Company, or of a merger or consolidation in which the Company is not the surviving corporation, this Plan and any offering hereunder shall terminate upon the effective date of such dissolution, liquidation, merger or consolidation, unless the Board determines otherwise, and the balance of any amounts held in a Participant’s Contribution Account which have not by such time been applied to the purchase of Stock shall be returned to the Participant. Amounts held in a Participant’s Share Account will receive a Matching Contribution in accordance with Section 5.2(b)(v).

ARTICLE VIII: MISCELLANEOUS

8.1 Non-Alienation. Except as set forth below, the right to purchase ADRs under this Plan is personal to the Participant and may not be assigned or otherwise transferred by the Participant. If a Participant dies, unless the executor, administrator or other personal representative of the deceased Participant directs otherwise, any amounts held in the Participant’s Contribution Account during the Contribution Period in which the Participant dies shall be used to purchase Stock on the Investment Date for the Contribution Period. After that Investment Date, there shall be delivered to the executor, administrator or other personal representative of the deceased Participant all ADRs and such residual amounts as may remain to the Participant’s credit in his Contribution Account under this Plan.

8.2 Administrative Costs. The Employer or the Company shall pay the administrative expenses associated with the operation of this Plan (other than brokerage commissions resulting from sales of Stock directed by Participants).

8.3 Fees. All transaction fees for the purchase, selling, or transfer of any shares held in a Participant’s Share Account will be charged to the Account of the Participant.

8.4 No Interest. No interest shall be payable with respect to amounts withheld from Participant’s Compensation or deposited under this Plan.

8.5 Local Plan Administrator. The Company shall appoint the Local Plan Administrator, which shall have the authority and power to administer this Plan and to make, adopt, construe, and enforce rules and regulations not inconsistent with the provisions of this Plan. The Local Plan Administrator shall adopt and prescribe the contents of all forms required in connection with the administration of this Plan, including, but not limited to, the Stock

Purchase Plan Participation Agreement, payroll withholding authorizations, requests for distribution of ADRs, and all other notices required hereunder. The Local Plan Administrator shall have the fullest discretion permissible under law in the discharge of its duties. The Local Plan Administrator’s interpretations and decisions with respect to this Plan shall be final and conclusive. The Local Plan Administrator may appoint an Administrator to: (i) on each Investment Date, purchase ADRs for each Participant with amounts held in such Participant’s Contribution Account; and (ii) on each Matching Date, credit each Participant’s Account with the appropriate Matching Contribution.

8.6 Withholding of Taxes; Notification of Transfer.

(a)	All acquisitions of ADRs under this Plan shall be made with after-tax Contributions made by Participants to this Plan.

(b)	All acquisitions and sales of ADRs under this Plan shall be subject to applicable federal (including FICA), state and local tax withholding requirements if the Internal Revenue Service or other taxing authority requires such withholding. The Employer may require that Participants pay to the Employer (or make other arrangements satisfactory to the Employer for the payment of) the amount of any federal, state or local taxes that the Employer is required to withhold with respect to the purchase of ADRs or the sale of ADRs acquired under this Plan, or the Employer may deduct from the Participant’s wages or other compensation the amount of any withholding taxes dues with respect to the purchase of ADRs or the sale of ADRs acquired under this Plan.

(c)	All Matching Contributions and Dividend Contributions of ADRs made to Participants under this Plan shall be subject to applicable federal (including FICA), state and local tax withholding requirements if the Internal Revenue Service or other taxing authority requires such withholding upon such contribution. The Employer may require that: (i) Participants pay to the Employer (or make other arrangements satisfactory to the Employer for the payment of) the amount of any federal, state or local taxes that the Employer is required to withhold with respect to the Matching Contribution or Dividend Contribution, (ii) the Employer may deduct from the Participant’s wages or other compensation the amount of any withholding taxes dues with respect to such contributions as made under this Plan; or (iii) the Employer may offset the number of Matching Contributions and/or Dividend Contributions otherwise allocable to the Participant by an amount equal to the amount of withholding taxes due thereon.

8.7 Amendment of this Plan. The Board of Directors may, at any time and from time to time, amend this Plan in any respect.

8.8 Expiration and Termination of this Plan. The Plan shall continue in effect for the duration of the Contribution Period and then until all Matching Shares and Dividend Shares have been allocated to Participants’ Accounts, unless terminated prior to that date pursuant to the provisions of this Plan or pursuant to action by the Board of Directors. The Board of Directors shall have the right to terminate this Plan at any time without prior notice to any Participant and without liability to any Participant. Upon the expiration or termination of this Plan, the balance, if any, then standing to the credit of each Participant from amounts withheld from the Participant’s Compensation which has not, by such time, been applied to the purchase of Stock shall be refunded to the Participant.

8.9 No Employment Rights. Participation in this Plan shall not give an employee any right to continue in the employment of an Employer, and shall not affect the right of the Employer to terminate the employee’s employment at any time, with or without cause.

8.10 Repurchase of Stock. The Employer shall not be required to purchase or repurchase from any Participant any of the ADRs that the Participant acquires under this Plan.

8.11 Notice. A Stock Purchase Plan Participation Agreement, a Stock Purchase Plan Account Agreement, and any notice that a Participant files pursuant to this Plan shall be on the form prescribed by the Local Plan Administrator, or, if applicable, the Administrator, and shall be effective only when received by the Local Plan Administrator, or, if applicable, the Administrator,. Delivery of such forms may be made by hand or by certified mail, sent postage prepaid, to the Employer’s corporate headquarters, or such other address as the Local Plan Administrator, or, if applicable, the Administrator, may designate. Delivery by any other mechanism shall be deemed effective at the option and discretion of the Local Plan Administrator, or, if applicable, the Administrator.

8.12 Government Regulation. The Company’s obligation to sell and to deliver the ADRs under this Plan is at all times subject to all approvals of any governmental authority required in connection with the authorization, issuance, sale or delivery of such ADRs.

8.13 ERISA Considerations. The Plan is not intended and shall not be construed as constituting an “employee benefit plan,” within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

8.14 Exchange Act Considerations. Transactions under this Plan may be subject to the provisions of section 16(b) of the Exchange Act, under which a purchase of ADRs within six months before or after a sale of ADRs can result in recovery by the Company of all or a portion of any amount by which the sale proceeds exceed the Purchase Price. Rules adopted under section 16(b) of the Exchange Act, including Rule 16b-3, exempt purchases (but not sales) of stock under this Plan from these liability obligations.

8.15 Headings, Captions, Gender. The headings and captions herein are for convenience of reference only and shall not be considered as part of the text. The masculine shall include the feminine, and vice versa.

8.16 Severability of Provisions, Prevailing Law. The provisions of this Plan shall be deemed severable. In the event any such provision is determined to be unlawful or unenforceable by a court of competent jurisdiction or by reason of a change in an applicable statute, this Plan shall continue to exist as though such provision had never been included therein (or, in the case of a change in an applicable statute, had been deleted as of the date of such change). The Plan shall be governed by the laws of the Texas to the extent such laws are not in conflict with, or superseded by, federal law.

IN WITNESS WHEREOF, this Plan is executed on the      day of June to be effective of the      day of June.

EMPLOYER:

By:
Its: